November 18, 2025

Tallis Mateus Da Silva
Principal Executive Officer
Elventix Technology Corporation
1309 Coffeen Avenue Suite 1200
Sheridan, Wyoming 82801

       Re: Elventix Technology Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 15, 2025
           File No. 333-289122
Dear Tallis Mateus Da Silva:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Interim Financial Statements as of August 31, 2025
Statements of Cash Flows, page F-5

1. Please revise "the net cash increase for period" and "cash at end of period" line items to reflect the correct amounts of ($2,097) and $403, respectively. November 18, 2025
Page 2
Notes to the Financial Statements as of and for the period ended May 31, 2025
Note 3. Summary of Significant Accounting Policies
Dividends, page F-6

2. You state here that the promissory note to Smarterest Incorporated matures on
       November 15, 2025. However, on pages 11 and 27 you refer to a maturity date of
       November 14, 2026. Please revise this apparent inconsistency. To the extent the agreement has been subsequently revised, ensure you include a discussion of such change in a subsequent events footnote and file such amendment as an exhibit.

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Kathleen Krebs at 202-551-
3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology